Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

July 17, 2013

VIA EDGAR AND COURIER

Kathryn McHale, Esq.

Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	CNB Financial Corporation

Registration Statement on Form S-4

Filed June 7, 2013

File No. 333-189177

Form 10-K for the Fiscal Year Ended December 1, 2012

File March 8, 2013

File No. 000-13396

Dear Ms. McHale:

On behalf of CNB Financial Corporation (“CNB” or the “Company”), this letter responds to the Staff’s comment letter dated July 3, 2013 (the “Comment Letter”), with respect to the above-referenced filings. For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Registration Statement on Form S-4

General

1.	Please confirm, if true, that CNB and FC did not exchange financial projections for revenue, income, or income per share. If such projections were exchanged, please include such data for two years in your disclosure.

Response

The Company respectfully acknowledges the Staff’s comment and CNB and FC Banc Corp. (“FC”) each confirm that CNB and FC did not exchange financial projections for revenue, income or income per share.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission	- 2 -	July 17, 2013

2.	Please supplementary provide the staff with the board books prepared for each board.

Response

The Company respectfully acknowledges the Staff’s comment and copies of the board books that were prepared for the Boards of Directors of the Company and FC will be furnished to the Staff under separate cover and on a confidential basis.

Summary

Interests of FC’s Directors and Executive Officers in the Merger, page 5

3.	Please quantify the aggregate compensation that each FC director and executive officer will receive as a result of the merger. In addition, please briefly describe these arrangements, including, but not limited to, the employment agreements reached with Messrs. Dygert, Spurbeck and Torchio.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure as follows to address the comment (and comment #11 hereof):

Interests of FC’s Directors and Executive Officers in the Merger (Page 68)

In considering FC’s board of directors’ recommendation to vote in favor of the merger agreement proposal, you should be aware that FC’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of FC shareholders generally. These interests include certain payments and benefits that may be provided to certain directors and executive officers of FC, including (i) employment opportunities with the combined company, (ii) acceleration of stock options and restricted stock awards, (iii) cash payments at closing pursuant to settlement agreements, or (iv) continuation of indemnification and insurance coverage (for officers and directors) provided by CNB for a limited time after the merger. These interests also include the appointment, as of the effective time of the merger, of each of the FC directors who are not employees of FC or FC Bank and other than Robert D. Hord, to a regional advisory board of CNB Bank. Those regional advisory board members will be paid a fee for each regional advisory board meeting attended in an amount consistent with the amount paid by CNB Bank to members of its currently existing regional advisory board. This per meeting amount is currently $300.00, paid in shares of CNB common stock.

As discussed in more detail in “The Merger—Interests of FC Directors and Executive Officers in the Merger” beginning on page 68, the following table summarizes the interests of FC’s directors and executive officers:

	Estimated Net Proceeds from the Cash Out of Equity Awards(1)	Cash Payments under Settlement Agreements(2)		Anticipated Value under Director Retirement Agreements(3)	Combined
Executive Officers
Coleman Clougherty	$133,225	$910,897	(4)	0	$1,044,122
David D. Dygert	$187,200	$511,450		0	$698,650
W. Eugene Spurbeck	$44,500	$473,653		0	$518,153
Louis J. Torchio	$21,000	$157,236		0	$178,236
Jeffrey A. Wise	$32,867	$188,319		0	$221,186
Other executive officers as a group (3 persons)	$60,505	$324,881		0	$385,386

Directors(5)
Robert D. Hord(6)	$13,250	0		$227,368	$240,618
Patrick Hord	$13,875	0		0	$13,875
David G. Dostal	$7,000	0		$90,514	$97,514
Patrick J. Drouhard	$7,000	0		$56,492	$63,492
Scott Everhart	$23,750	0		0	$23,750
Lawrence A. Morrison	$17,493	0		0	$17,493

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(1)	This column sets forth the net proceeds (determined prior to reduction for applicable tax withholdings) that the executive officer or director shall receive from the cash out of unvested restricted stock and both vested and unvested stock options.
(2)	This column sets forth the lump-sum cash amount (determined prior to reduction for applicable tax withholdings) to be paid to the following executives pursuant to the settlement agreements.
(3)	The anticipated values under these director retirement agreements (determined as of December 31, 2013) are subject to a Code Section 280G cap, and payments under such agreements may be less if this cap applies.
(4)

This amount payable to Coleman J. Clougherty is subject to a Code Section 280G cut back to $666,271. In July 2013, FC paid to Mr. Clougherty a bonus of $225,667 related to Mr. Clougherty’s efforts in negotiating lesser termination fees in respect of FC vendor contracts. The lump-sum cash amount to be paid to Mr. Clougherty under Mr. Clougherty’s settlement agreement will be reduced by $225,667. Mr. Clougherty signed an agreement to repay this bonus to FC if the merger agreement is terminated or if his employment should terminate prior to the merger.

(5)	The table does not include a $300.00 per meeting fee payable to each FC director (other than Robert D. Hord) for attendance at meetings of a CNB regional advisory board to which they would be appointed in connection with the consummation of the transaction.
(6)	Does not include any amounts payable to Mr. Hord as a member of the CNB and CNB Bank boards of directors, which amounts will be paid on the same basis as are currently paid to other non-employee directors serving on such boards.

Additionally, CNB has entered into agreements with each of David D. Dygert, W. Eugene Spurbeck, and Louis J. Torchio regarding his continuing role with the combined company following the merger. As discussed in more detail in “The Merger—Interests of FC Directors and Executive Officers in the Merger” beginning on page 68, under these agreements, Messrs. Dygert, Spurbeck, and Torchio,

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respectively, (i) receive annual base salary, (ii) are eligible for an annual bonus and to participate in CNB’s insurance and benefit plans, (iii) are provided the use of an automobile (Messrs. Dygert and Spurbeck only), (iv) are subject to confidentiality and competition restrictions, and (v) are entitled to a lump-sum severance payment equal to one (1) times such officer’s annual base salary upon termination without cause.

FC’s board of directors was aware of these interests and considered them, among other matters, when it approved the merger agreement and the merger and the other transactions contemplated thereby. For more information see “The Merger—Interests of FC Directors and Executive Officers in the Merger” beginning on page 68.

What will happen to shares of CNB common stock in the merger?, page 10

4.	Please include the percentage of ownership of the combined company for both current CNB holders and current FC holders in this Q&A.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure as follows:

Q:	What will happen to shares of CNB common stock in the merger?

A:	Each share of CNB common stock outstanding held by CNB shareholders immediately before the merger will continue to represent one share of CNB common stock after the effective time. Accordingly, CNB shareholders will receive no consideration in the merger and the merger will not change the number of shares a CNB shareholder currently owns.

However, after the merger, the current shareholders of CNB as a group will own a smaller percentage of ownership of the combined company than such shareholders’ percentage ownership of CNB before the merger. Based on the weighted average number of shares of common stock of CNB outstanding at March 31, 2013, the current shareholders of CNB and the current shareholders of FC, each as a group, will own 87% and 13%, respectively, of the combined company following the consummation of the transaction.

Risk Factors

5.	Please move this section in its entirety so that it is located directly after the Summary. Refer to Item 503(c) of Regulation S-K. Consider moving the Questions and Answers discussion so that it precedes the Summary section.

Response

The Company respectfully acknowledges the Staff’s comment and has moved the section in its entirety so that it is located directly after the Summary section. Further, the Questions and Answers discussion has been moved so that it precedes the Summary section.

6.	We note your disclosure on pages 1 and 28 regarding FC’s “tradition of being a locally owned bank proudly serving its customers.” Please consider including a risk factor that addresses the departure from this tradition and the impact that may have on FC’s business. In addition, please disclose in “FC Reasons for the Merger” on page 59 how the Board considered this change from its current business model when deciding in favor of the merger with CNB.

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Response

The Company respectfully acknowledges the Staff’s comment and has revised its risk factor in respect of the benefits of the merger to address the departure from this tradition as follows:

CNB may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, CNB’s ability to realize anticipated cost savings and to combine the businesses of CNB and FC in a manner that does not materially disrupt the existing customer relationships of FC nor result in decreased revenues from any loss of customers. The success of the merger will also depend upon the integration of employees, systems, operating procedures and information technologies, as well as the retention of key employees. Additionally, the success of the merger is to an extent dependent upon FC customers choosing to continue their relationships with the combined company following the consummation of the transaction, despite that the FC franchise will no longer be locally owned. If CNB is not able to successfully achieve its objectives or if FC customers choose not to continue their relationships with the combined company, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

In respect of the Staff’s comment concerning the FC board’s consideration of the change in local ownership as a result of the transaction, the Company has revised the “FC Reasons for the Merger” to include the following two additional items it considered in reaching its decision to approve the merger agreement and the related transactions, despite that FC would not be locally-owned following the transaction:

•	the belief of the FC board of directors that CNB shares FC’s commitment to supporting FC’s local communities and developing the local economies; and

•	CNB’s plan to retain many of FC’s front-line employees, enabling FC customers’ to continue to interact with the same people after the merger.

Additionally, the Company also has revised the list of potentially negative factors that the FC board of directors considered in its deliberations to include the following item:

•	FC’s customers may be hesitant to engage with a much larger financial institution.

The Company also notes that the “FC Reasons for the Merger” specify that the FC board of directors considered, among other things, CNB’s plan to retain the FC name and presence in FC’s markets, the FC board’s belief that CNB shares FC’s approach to customer service, the effect of the merger on FC’s and FC Bank’s employees, customers and the communities in which FC and FC Bank conduct business, all of which factors are relevant to FC’s determination to approve the merger agreement and the related transactions, despite that FC would not be locally-owned following the transaction.

The Merger

Boenning’s Compensation and Other Relationships with FC., page 68

7.	Please disclose the aggregate compensation Boenning has received from FC for all services, including broker dealer services, over the last two years.

Securities and Exchange Commission	- 6 -	July 17, 2013

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure as follows:

Boenning’s Compensation and Other Relationships with FC

Boenning has acted as financial advisor to FC in connection with the merger and received fees totaling $22,500 prior to the execution of the definitive agreement. In addition, FC agreed to pay Boenning a transaction fee of 1.5% of the aggregate deal value, or approximately $630,000 of which $150,000 was paid upon the signing of a definitive agreement with the remainder to be paid upon the closing of the merger. FC has also agreed to reimburse Boenning for its reasonable out-of-pocket expenses, up to $15,000 and subsequent to management approval thereafter, and to indemnify Boenning against certain liabilities arising out of its engagement. Boenning’s Opinion was approved by Boenning’s fairness opinion committee.

In the ordinary course of their respective broker and dealer businesses, Boenning may purchase securities from and sell securities to FC and CNB and their affiliates. Boenning may also actively trade the debt and/or equity securities of FC and CNB or their affiliates for its own accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Since July 2011, Boenning has received $212,000 in aggregate compensation for services provided to FC, including broker dealer services, consisting of $172,500 for advisory services provided to FC in connection with the merger, $25,000 for advisory services provided to FC that were unrelated to the merger and approximately $14,500 in brokerage commissions, and, in addition, has received $33,125 as reimbursement of expenses incurred in the provision of such services.

8.	Please disclose any material relationship that has existed between CNB and Boenning over the past two years and the aggregate compensation paid by CNB to Boenning for all services. Refer to Section 1015(b)(4) of Regulation M-A.

Response

The Company respectfully acknowledges the Staff’s comment and in response notes that no such material relationship has existed. CNB has paid to Boenning approximately $29,000 in brokerage commissions over the past two years.

Interests of FC’s Directors and Executive Officers in the Merger…, page 68

9.	Please file all material agreements discussed in this section, including each employment agreement described on page 69, with your next amendment.

Response

The Company respectfully acknowledges the Staff’s comment and will file each of the agreements with Amendment No. 1 to the registration statement.

10.	Please provide the information required by Item 18(a)(7) of Form S-4 as it pertains to any FC director or executive officer who will serve in such capacity after the merger.

Securities and Exchange Commission	- 7 -	July 17, 2013

Response

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure beginning on page 70 of the proxy statement/prospectus as follows:

Board Appointments for FC’s Existing Directors

Immediately following the effective time of the merger, CNB has agreed that it will expand its board of directors by one (1) seat and designate Robert D. Hord, age 67, the current Chairman of FC, to serve on the CNB board of directors for a term to expire at CNB’s next annual meeting. At CNB’s next annual meeting, Mr. Hord will be included as a nominee for election to the CNB board of directors as a member of Class 2 thereof, for a term to expire at the 2016 CNB annual meeting. Should Mr. Hord reach the mandatory retirement age for directors of CNB before the completion of his term at the 2016 annual meeting, then CNB will, following consultation with Mr. Hord, choose a replacement familiar with FC’s market to complete the remainder of Mr. Hord’s term. Mr. Hord will also be appointed to the board of directors of CNB Bank effective immediately following the effective time of the merger.

Mr. Hord has been a director of FC Bank since 1979 and of FC since 1994, serving as its Chairman since 1996. Mr. Hord is the President of Hord Livestock, Inc., a grain and hog operation in Crawford County, Ohio, a position he has held since 1979. Mr. Hord has also been the President of Hord Elevator, LLC, a grain receiving and feed mill located in Crawford County, Ohio, for over 10 years. Mr. Hord also serves on the Crawford County Economic Development Board. Mr. Hord’s executive and director-level experience provide him with valuable and extensive corporate governance experience and insight into FC’s markets.

Mr. Hord, when appointed, will be an independent director of CNB. “Independent” directors are those who, in the judgment of CNB’s board of directors, meet the standards for independence as required by NASDAQ.

Other than as described herein, there are no arrangements or understandings between Mr. Hord and any other person pursuant to which Mr. Hord will be designated to serve on the boards of directors of CNB and CNB Bank. There has been no transaction nor are there any proposed transactions between CNB, CNB Bank and Mr. Hord that would require disclosure pursuant to Item 404(a) of Regulation S-K.

11.	Please disclose the fee arrangements for directors serving on the regional advisory board and include these interests in the summary information on page 5.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure both in the referenced section and in the summary to include this information as reflected in the Company’s response to comment #3 hereof.

Unaudited Pro Forma Condensed Combined Financial Statements, page 108

12.	Please remove the pro forma adjustment (G) on the balance sheet and income statements related to the anticipated sale of securities to fund the cash portion of merger consideration since it appears that this adjustment is not factually supportable and is an action taken by management after the business combination or tell us why you believe this adjustment is directly attributable to the transaction. Please note that this adjustment and other actions expected to be taken by management after the business combination may be discussed in MD&A or other sections of your registration statement.

Response

The Company respectfully acknowledges the Staff’s comment and has removed the pro forma adjustment (G) on the balance sheet and income statements related to the anticipated sale of securities to fund the cash portion of the merger consideration. The Company has included a pro forma adjustment (G) on the cash and cash equivalents line item of the balance sheet so as to show the effect on that line item of funding the cash portion of the merger consideration using cash and cash equivalents.

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Material U.S. Federal Income Tax Consequences of the Merger, page 119

13.	We note that the merger agreement allows both parties to waive the condition to obtain a tax opinion at closing. Please include an undertaking on page 74 that the parties intend to recirculate and resolicit if this condition is waived and the change in tax consequences is material. See Staff Legal Bulletin 19 (October 14, 2011).

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure as follows:

Completion of the merger is conditioned on, among other things, the receipt by CNB and FC of legal opinions from Hogan Lovells US LLP and Vorys, Sater, Seymour and Pease LLP, respectively, each dated as of the closing date of the merger, that for U.S. federal income tax purposes the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, prior to the effectiveness of the registration statement of which this proxy statement/prospectus is a part, each of Hogan Lovells US LLP and Vorys, Sater, Seymour and Pease LLP will deliver an opinion to CNB and FC, respectively, to the same effect as the opinions described above. These opinions will be based on certain assumptions and on representations and covenants contained in representation letters provided by FC and CNB and will assume that these representations are true, correct and complete, and that FC and CNB, as the case may be, will comply with these covenants. Although the merger agreement allows each of CNB and FC to waive its tax opinion closing condition, neither CNB nor FC currently anticipates waiving this condition. If either CNB or FC does waive its tax opinion closing condition after the registration statement of which this proxy statement/prospectus is a part is declared effective by the Securities and Exchange Commission, and if the U.S. federal income tax consequences of the merger to FC shareholders have materially changed, CNB and FC will recirculate the proxy statement/prospectus and resolicit the shareholder vote of FC. Neither of the legal opinions will be binding on the Internal Revenue Service or on any court. Neither CNB nor FC intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger and there is no guarantee that the Internal Revenue Service will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Legal Matters

14.	Please provide the addresses of counsel as required by Paragraph 23 of Schedule A to the Securities Act.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure as follows:

LEGAL MATTERS

The validity of the shares of CNB common stock to be issued in the merger will be passed upon for CNB by Hogan Lovells US LLP, 555 Thirteenth Street, NW, Columbia Square, Washington, D.C. 20004. Hogan Lovells US LLP and Vorys, Sater, Seymour and Pease LLP, 301 East Fourth Street, Suite 3500, Great American Tower, Cincinnati, Ohio 45202, will deliver opinions to CNB and FC, respectively, as to certain federal income tax consequences of the merger. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 72.

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Exhibits

15.	Please file all outstanding exhibits, including your tax opinions, with your next amendment.

Response

The Company respectfully acknowledges the Staff’s comment and will file all outstanding exhibits, including the tax opinions, with Amendment No. 1 to the registration statement.

CNB Financial Corporation’s Form 10-K for the Fiscal Year Ended December 31, 2012

16.	Please tell us and revise future filings to provide a complete discussion of your underwriting policies and procedures for each loan category. Discuss documentation requirements, loan to value ratios, FICO scores and all other significant criteria considered in deciding to underwrite a loan. Discuss whether or not you have underwritten any hybrid loans; payment option loans; and/or low doc/no doc loans. Discuss whether or not variable rate loans are underwritten at the fully indexed rate and, if not, how you capture the associated risk in the underwriting process. To the extent your underwriting policies and procedures have changed between periods, discuss the changes and ensure that your revisions address all types of loans that you hold at each balance sheet date.

Response

The Company respectfully acknowledges the Staff’s comment and will revise future filings to address the comment. In response to the comment, the Company notes that the Company maintains lending policies to control the quality of the loan portfolio. These policies delegate the authority to extend loans under specific guidelines and underwriting standards. These policies are prepared by the Company’s management and reviewed and ratified annually by the Company’s Board of Directors.

All relevant documentation, such as the loan application, financial statements and tax returns, required under the lending policies is summarized and provided to management and/or the Board of Directors in connection with the loan approval process. Such documentation is subsequently electronically archived in the Company’s document management system. Pursuant to the Company’s lending policies, management considers a variety of factors when determining whether to extend credit to a customer, including loan-to-value ratios, FICO scores, quality of the borrower’s financial statements, and the ability to obtain personal guarantees.

Commercial, industrial, and agricultural loans comprised 28% and 30% of the Company’s total loan portfolio at December 31, 2012 and 2011, respectively. Commercial mortgage loans comprised 28% of the total loan portfolio at both December 31, 2012 and 2011. Management assigns a risk rating to all commercial loans in excess of $250,000. The loan-to-value policy guidelines for commercial, industrial, and agricultural loans are generally a maximum of 80% of the value of business equipment, a maximum of 75% of the value of accounts receivable, and a maximum of 60% of the value of business inventory. The loan-to-value policy guideline for commercial mortgage loans is generally a maximum of 85% of the appraised value of the real estate.

Residential real estate loans comprised 37% and 35% of the total loan portfolio at December 31, 2012 and 2011, respectively. The loan-to-value policy guidelines for residential real estate loans vary depending on the collateral position and the specific type of loan. Higher loan-to-value terms may be approved with the appropriate private mortgage insurance coverage. Residential real estate loan customers are also placed in a three-tiered risk grade using their FICO score as the primary determinant. The Company also

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originates and prices loans for sale into the secondary market through Freddie Mac. The rationale for these sales is to mitigate interest rate risk associated with holding lower rate, long-term residential mortgages in the loan portfolio and to generate fee revenue from sales and servicing the loan. The Company also offers a variety of unsecured and secured consumer loan and credit card products which represent less than 10% of the total loan portfolio at both December 31, 2012 and 2011. Consumer loan customers are also placed in a three-tiered risk grade using their FICO scores as the primary determinant. Terms and collateral requirements vary depending on the size and nature of the loan.

CNB has not underwritten any hybrid loans, payment option loans, or low documentation/no documentation loans. Variable rate loans are generally underwritten at the fully indexed rate. Loan underwriting policies and procedures have not changed materially between any periods presented.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans, page 51

17.	Please tell us and revise future filings to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan to accrual status or to classify a troubled debt restructuring as accruing. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

Response

The Company respectfully acknowledges the Staff’s comment and will revise future filings to include disclosure substantially similar to the following disclosure:

Generally, loans, including non-performing troubled debt restructurings, are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Note 4. Loans, page 64

18.	Please tell us and revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response

The Company respectfully acknowledges the Staff’s comment and will revise future filings to include disclosure substantially similar to the following disclosure:

The estimated fair values of impaired collateral dependent loans such as commercial or residential mortgages are determined primarily through third-party appraisals. When a collateral dependent loan, such as a commercial or residential mortgage loan, becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This

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decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal, and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral and a further reduction for estimated costs to sell the property is applied, which results in an amount that is considered to be the estimated fair value. If a loan becomes impaired and the appraisal of related loan collateral is outdated, management applies an appropriate adjustment factor based on its experience with current valuations of similar collateral in determining the loan’s estimated fair value and resulting allowance for loan losses. Third-party appraisals are not customarily obtained in respect of unimpaired loans, unless in management’s view changes in circumstances warrant obtaining an updated appraisal.

*        *        *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5524 or Richard A. Schaberg at (202) 637-5671. We thank you in advance for your attention to the above.

Sincerely,

/s/ Gregory F. Parisi

Gregory F. Parisi

cc:	Joseph B. Bower, Jr., CNB Financial Corporation

Richard A Schaberg, Hogan Lovells US LLP